October 15, 2014

VIA EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:     Centene Corporation
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 21, 2014
Form 10-Q for the Quarterly Period Ended June 30, 2014
Filed July 22, 2014
File No. 001-31826

Dear Mr. Rosenberg:

This letter sets forth the responses of Centene Corporation (the “Company”) to the verbal comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on October 6, 2014 with regard to the above referenced filing.

We have included your comments in italics and bold for ease of reference followed by our response to those comments.

Form 10-Q for the Quarterly Period Ended June 30, 2014
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Health Insurer Fee Expense, page 24

1. Tell us whether the reimbursement of the Health Insurer Fee (HIF) will be received as a separate payment from the states or as an increase in premium rates. If the latter, please tell us why you believe it is appropriate to record the reimbursement payment outside of premium revenue. Cite any relevant accounting guidance.

The reimbursement of the HIF from our state customers may be settled as a separate payment or monthly in combination with the Company’s other premium payments. The vast majority of our state customers are settling the reimbursement through a separate payment after verification of each state’s portion of Centene’s HIF. It is important to note that in contrast to commercial health insurers, the Company does not establish premium rates for its Medicaid customers. Instead, the premium rates are established by the states and are required to be actuarially sound in accordance with federal law. As a result, a separate addition to our premium payments will be included in our reimbursement from the states to reflect the costs and related non-deductible nature of the HIF.

The Company’s accounting policy is to present amounts received for taxes, fees and similar assessments on a separate revenue line in the Consolidated Statement of Operations. As disclosed in Footnote 2 on page 60 of our 2013 Form 10-K, “some states enact premium taxes, similar assessments and provider pass-through payments, collectively premium taxes, and these taxes are recorded as a separate component of both revenues and operating expenses.” The Company has presented the HIF as a separate component of total revenue to provide users of the financial statements component information regarding the portion of revenue available to cover medical and administrative costs. The Company believes the separate presentation provides investors more transparency into the operating performance of the Company by allowing investors to evaluate key operating ratios such as the Health Benefits Ratio. Further, the HIF will continue to increase each year in accordance with federal law. Combining the HIF fee in premium revenue would distort the comparability of operating results caused by the continued increase in the HIF. Additionally, the Company’s reimbursement associated with the HIF is a separate component for purposes of determining actuarial soundness. The Company believes that component presentation of the HIF and other similar premium taxes provides additional transparency for investors to understand trends in the performance of the business, particularly medical loss ratios. The Company believes that component disclosure is appropriate in this circumstance.

2. You state that you record a risk corridor receivable or payable as an adjustment to premium revenue on a year-to-date basis. Please specify what authoritative guidance you are using to record the risk corridor and why you determined that such reliance was appropriate.

The risk corridor calculation is one of several inter-related elements considered in the accrual of medical costs for the Health Insurance Marketplace product. The Company records the risk corridor receivable or payable based on its projection of ultimate premium allocated over the premium period in accordance with ASC 944-605-25-2. The year to date reference in our letter dated September 11, 2014 was intended to indicate that we recorded six months of the risk corridor based on the full year estimate. The Company believes this method is appropriate as the ultimate premium associated with the risk corridor can be reasonably estimated.

Acknowledgment

In connection with responding to these comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to this filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (314) 725-4477 with any questions concerning this letter or if we can provide you with any additional information which will facilitate your review of these filings.

Sincerely,

/s/ William N. Scheffel

William N. Scheffel
Executive Vice President, Chief Financial Officer and Treasurer

cc:	Mr. Michael F. Neidorff, Centene Corporation
Mr. Dan Rockwood, KPMG LLP
Mr. J. Mark Klamer, Bryan Cave LLP